SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NORTHERN GENESIS AQUISITION CORP.
(Name of Issuer)

 Common Stock, par value $0.0001 per share
(Title of Class of Securities)
66516T104
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	66516T104	Schedule 13G

1	NAMES OF REPORTING PERSONS

Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,437,000

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,437,000

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,437,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.6%(1)

12	TYPE OF REPORTING PERSON*
FI

(1)	Based on 39,931,680 shares of common stock outstanding as of November 16, 2020, as reported in the Issuer’s Current Report on Form 8-K filed on November 16, 2020.

Item 1 (a)	Name of Issuer:

Northern Genesis Acquisition Corp.

Item 1 (b)	Address of Issuer's Principal Executive Offices:

4801 Main Street, Suite 1000, Kansas City, MO 64112

Item 2 (a)	Name of Person Filing:

Alberta Investment Management Corporation (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

1600 - 10250 101 Street NW Edmonton, Alberta T5J 3P4 Canada

(c)	Citizenship:

The Reporting Person is organized under the laws of Alberta, Canada.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (the “common stock”).

(e)	CUSIP No.:

66516T104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

A.	Alberta Investment Management Corporation

	(a)	Amount beneficially owned: 1,437,000

Reflects 1,437,000 shares of Class A common stock of the Issuer held by the Reporting Person. Does not include 781,000 public warrants of the Issuer held by the Reporting Person, which will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The warrants are not presently exercisable.

(b)	Percent of class: 3.6%(1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,437,000

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 1,437,000

(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021
ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Colleen Cebuliak
Name:	Colleen Cebuliak
Title:	Chief Compliance Officer